UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 22, 2009**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer Identification No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Former name or former address, if changed since last report: **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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Item 5.02. (b) & (c)   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

As described in the press release attached hereto as Exhibit 99.1 and incorporated herein by reference, on October 21, 2009 the Board of Directors of Caterpillar Inc. ("Caterpillar") elected Douglas R. Oberhelman to the positions of Vice Chairman and Chief Executive Officer – Elect, effective January 1, 2010. Oberhelman will serve as Vice Chairman and Chief Executive Officer – Elect until the June 2010 Caterpillar Board of Directors meeting, at which time he will be elected Chief Executive Officer and a member of the Board of Directors, succeeding James W. Owens, 63. Owens will continue to serve as Chairman of the Board and Chief Executive Officer until July 1, 2010. He will remain as Chairman of the Board through October 31, 2010, when he will retire in accordance with the company's long-standing mandatory retirement policy and be succeeded by Oberhelman at that time.

Item 9.01.   Financial Statements and Exhibits.

(d)   Exhibits:

99.1   Caterpillar Inc. Press Release dated October 22, 2009

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

October 22, 2009   By: */s/ James B. Buda*
                                            James B. Buda
                                            Vice President

Exhibit 99.1



October 22, 2009

Caterpillar contact:
Kate Kenny
Corporate Public Affairs
(309) 636-5253
kenny_kate@cat.com

FOR IMMEDIATE RELEASE

Caterpillar Outlines Leadership Succession Plan; Board Names Doug Oberhelman Vice Chairman and Chief Executive Officer – Elect

PEORIA, IL – The Board of Directors of Caterpillar Inc. (NYSE: CAT) elected Douglas R. Oberhelman to the offices of Vice Chairman and Chief Executive Officer – Elect, effective January 1, 2010. Oberhelman, 56, currently serves as Group President of Caterpillar with responsibility for the company's engine and gas turbine businesses, human services, rail services and remanufacturing divisions. As Vice Chairman and Chief Executive Officer – Elect, Oberhelman will take on the additional responsibilities of managing the leadership transition and updating the company's strategy.

Announcing the succession plan at this time allows Oberhelman to concentrate on aligning resources for the future and defining critical success factors for Caterpillar's leadership going forward. He will serve as Vice Chairman and Chief Executive Officer – Elect until the June 2010 Caterpillar Board of Directors meeting, at which time he will be elected Chief Executive Officer and a member of the Board of Directors, succeeding James W. Owens, 63. Owens will continue to serve as Chairman of the Board and Chief Executive Officer until July 1, 2010. He will remain as Chairman of the Board through October 31, 2010, when he will retire in accordance with the company's long-standing mandatory retirement policy and be succeeded by Oberhelman at that time.

"Jim informed us in 2008 that he was planning to retire in the fall of 2010 and has worked extensively with the Governance Committee and the Board of Directors over the last 12 months to develop a succession plan to smoothly transition the company into its next phase of executive leadership and to align the transition with the company's annual and long-term strategic planning cycles," said W. Frank Blount, Presiding Director and Chairman of the Governance Committee of Caterpillar's Board of Directors. "Jim has provided exceptional leadership to the company during its most significant period of growth and also during the most severe global economic recession since the 1930s," Blount added.

Owens has given his full support to his successor. "Doug has gained a broad understanding of Caterpillar's business through his diverse background, which has ranged from serving as our Chief Financial Officer, to focusing on operational excellence in Cat's engine manufacturing operations, to leading marketing efforts in the Americas," said Owens. "Doug's expertise in all critical facets of our business, combined with his international business experience in Asia and Latin America, and his relentless focus on execution and results make him uniquely qualified to lead Caterpillar in today's global economy," added Owens.

Reflecting on the accomplishments of the person he will succeed, Oberhelman noted, "Jim has been instrumental in redefining Caterpillar and putting in place a strategy to achieve the company's Vision 2020. This highly focused strategic plan has resulted in a clear vision for the company and laid the foundation for Caterpillar's outstanding performance to date in these very difficult economic times. I am truly honored to follow him as Chairman and CEO and to lead one of the most dedicated and talented groups of employees in our industry," said Oberhelman.

Doug Oberhelman's Caterpillar History
Oberhelman joined Caterpillar in 1975 in the corporate treasury department and has held a variety of positions, including senior finance representative based in South America for Caterpillar Americas Co.; region finance manager and district manager for the company's

North American Commercial Division; and managing director and vice general manager for strategic planning at Shin Caterpillar Mitsubishi Ltd. in Tokyo, Japan.

Oberhelman was elected a vice president in 1995, serving as Caterpillar's chief financial officer with administrative responsibility for the corporation's accounting, information services, tax, treasury, investor relations and marketing support services areas from 1995 to November 1998. He then became vice president with responsibility for the Engine Products Division, including the market development, strategic planning, supplier management, electric power generation and worldwide marketing and administration for Caterpillar's engine business. He was elected a group president and member of Caterpillar's executive office in 2002 and has had responsibility for the company's Asia Pacific region as well as Cat's financial products and strategic support divisions. He also was responsible for the legal services and systems and processes divisions. He currently oversees the human services and sustainable development functions as well as Caterpillar's growing remanufacturing business. He also leads the worldwide manufacturing, marketing and support of industrial and large power systems, industrial gas turbines and Progress Rail Services.

Oberhelman has a bachelor's degree from Milikin University. He has served as chairman of the board of trustees for Milikin University and chairman of the board of directors for NC^2 Global LLC, a Caterpillar and Navistar International joint venture. He is a former director for the boards of South Side Bank, Milikin University and Easter Seals. He is director for the boards of The Nature Conservancy – Illinois Chapter; Ameren Corporation, serving as chairman of the Ameren Corporation Audit Committee and a member of the Nominating and Governance Committee; and Eli Lilly and Company, serving on the Audit and Finance Committees. He is also a member of the board of the National Association of Manufacturers, the Manufacturing Institute and the Wetlands America Trust.

Jim Owens' Caterpillar History

Owens was elected Chairman and Chief Executive Officer of Caterpillar on February 1, 2004. He joined the company in 1972 as a corporate economist and was named chief economist of Caterpillar Overseas S.A. in Geneva, Switzerland in 1975. From 1980 until 1987 he held managerial positions in Peoria in the Accounting and Product Source Planning Departments. In 1987 he became managing director of P.T. Natra Raya, Caterpillar's joint venture in Indonesia. He held that position until 1990, when he was elected a corporate vice president and named president of Solar Turbines Incorporated, a Caterpillar subsidiary in San Diego. In 1993 he came to Peoria as vice president and chief financial officer with administrative responsibility for the Corporate Services Division.

In 1995, Owens was named a group president and member of Caterpillar's Executive Office. Over the next eight years as a group president, Owens was at various times responsible for 13 of the company's 25 divisions.

Owens, a native of Elizabeth City, North Carolina, graduated from North Carolina State University in 1973 with a Ph.D. in economics. He is a director of Alcoa Inc. in Pittsburgh, Pennsylvania and IBM Corporation in Armonk, New York. Owens is a director of the Peterson Institute for International Economics; a director of the Council on Foreign Relations; and a member of the Global Advisory Council to The Conference Board in New York. He is Chairman of the International Trade and Investment Task Force of the Business Roundtable; Chairman of the Business Council; and a member of the President's Economic Recovery Advisory Board in Washington, D.C.

About Caterpillar:
For more than 80 years, Caterpillar Inc. has been making progress possible and driving positive and sustainable change on every continent. With 2008 sales and revenues of $51.324 billion, Caterpillar is the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines and industrial gas turbines. The company also is a leading services provider through Caterpillar Financial Services, Caterpillar Remanufacturing Services, Caterpillar Logistics Services and Progress Rail Services. More information is available at http://www.cat.com.

Safe Harbor Statement
Certain statements in this release relate to future events and expectations and as such constitute forward-looking statements involving known and unknown factors that may cause actual results of Caterpillar Inc. to be different from those expressed or implied in the forward-looking statements. In this context, words such as "will," "would," "expect," "anticipate," "should" or other similar words and phrases often identify forward-looking statements made on behalf of Caterpillar. It is important to note that actual results of the company may differ materially from those described or implied in such forward-looking statements based on a number of factors and uncertainties, including, but not limited to, (i) adverse change in general economic conditions; (ii) adverse change in the industries Caterpillar serves including construction, infrastructure, mining, energy, marine and electric power generation; (iii) Caterpillar's ability to manage material, including steel, and freight costs; (iv) Caterpillar's ability to generate cash from operations, secure external funding for its operations and manage its liquidity needs; (v) material adverse change in customers' access to liquidity and capital; (vi) currency exchange or interest rates changes; (vii) political stability; (viii) market acceptance of the company's products and services; (ix) significant changes in the competitive environment; (x) epidemic diseases; (xi) severe change in weather conditions negatively impacting operations; (xii) changes in law, regulations and tax rates; and (xiii) other general economic, business and financing conditions and factors described in more detail in "Item 1A – Risk Factors" in Part II of our Form 10-Q filed with the SEC on July 31, 2009 for the 2nd quarter 2009. The filing is available on our website at www.cat.com/sec_filings. We do not undertake to update our forward-looking statements.